January 10, 2023

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:Charles Eastman, Staff Accountant

Andrew Blume, Senior Staff Accountant

Re:Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 30, 2021

File No. 0-55927

Dear Messrs. Eastman and Blume:

Below please find our responses to the Staff’s comment letter dated December 19, 2022, regarding the above referenced matter. Our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that SecureTech has filed Amendment No. 1 to the Annual Report for the period ended December 31, 2021 on Form 10-K/A with the Commission today via the EDGAR system.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 46

1.We note that your disclosure controls and procedures and internal control over financial reporting were both effective as of December 31, 2021. However, within recent Forms 10-Q, we note that you identify unremediated material weaknesses in you internal controls that have existed since your 2017 inception. To the extent the disclosures in your quarterly reports are accurate, please amend your filing to revise the effectiveness conclusions of your disclosure controls and procedures and internal control over financial reporting. Ensure you use “not effective” language instead of “not adequate” language currently provided in your quarterly reports. Also tell us and disclose the actions you have taken to remediate the material weaknesses and, in doing so, clarify why the material weaknesses have remained unremediated for several years.

We have revised Item 9A – Controls and Procedures to include and expand upon the material weaknesses and what we need to remedy these material weaknesses.

See our Annual Report for the fiscal period ended December 31, 2021 on Form 10-K/A1, page 4.

If you have any further questions, please do not hesitate to contact us again.

Very truly yours, /s/ Kao Lee
Kao Lee President and Chief Executive Officer